Alston&Bird llp

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202-239-3300

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www.alston.com

David J. Baum                                     Direct Dial: 202-239-3346                            E-mail: david.baum@alston.com

December 29, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 285 to the Trust’s Registration Statement on Form N-1A – Balter Long/Short Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Long/Short Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 285 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 285”). Post-Effective Amendment No. 285 is being filed for the purpose of changing the Fund’s name and changing the Fund’s 80% policy, whereby the Fund will now invest at least 80% of its net assets, plus any borrowings for investment purposes, in small cap equity securities as required by the name change as well as corresponding changes to the Fund’s investment policies. While the Fund has not had this policy in the past, in practice, the portfolio has generally been very close to this minimum. Additionally, Post-Effective Amendment 285 reflects the addition of a new sub-adviser added, effective January 1, 2016, in accordance with the terms of a manager of managers exemptive order. .

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

December 29, 2015

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